DEMPSEY FINANCIAL NETWORK, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2015

	Shares Common Stock		Additional paid-in capital		Retained earnings (Accumulated deficit)		Total
Balance, December 31, 2014	$	1,000	$	499,487	$	(165,094) $	335,393
Net Income						181,998	181,998
Distributions				-		(139,750)	(139,750)
Balance, December 31, 2015	$	1,000	$	499,487	$	(122,846) $	377,641

The accompanying notes are an integral part of these financial statements.